SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Buenos Aires, November 19, 2021 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), reported that its Board of Directors has resolved to include an item in the agenda of the GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING scheduled for December 22, 2021 at 11:00 a.m. BA Time (09:00 a.m. ET Time) and to be held by virtual means pursuant to the provisions of the bylaws, section 61 of the Capital Markets Law and RG CNV # 830, as follows:

ITEM 7. Consideration of the stock capital increase for a par value of ARS 152,158,215, through the issuance of 152,158,215 common book-entry shares of ARS 1 par value each and entitled to one vote per share, entitled to receive dividends together with the shares outstanding as of the time of issuance, for purposes of implementing the exchange value as arise from the merger. Authorizations for the filing offer’s request and listing of the referred shares with the controlling authorities that may correspond. Delegations of the powers for the stock capital increase’s implementation.

Therefore, find below the complete agenda for the Shareholder’s meeting:

1.
APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
2.
CONSIDERATION OF MERGER BY ABSORPTION BETWEEN IRSA INVERSIONES Y REPRESENTACIONES SOCEIDAD ANÓNIMA (“IRSA”), AS MERGING COMPANY AND IRSA PROPIEDADES COMERCIALES S.A. (“IRSA PC”), AS MERGED COMPANY, PURSUANT TO THE TERMS OF SECTION 82 AND SUBSEQUENTS OF ARGENTINE COMPANIES ACT AND SECTION 80 AND SUBSEQUENTS OF INCOME TAX LAW No. 20,628. CONSIDERATION OF INDIVIDUAL SPECIAL MERGER FINANCIAL STATEMENTS OF IRSA AS OF JUNE 30, 2021; SPECIAL MERGER FINANCIAL STATEMENTS OF IRSA IRSA PC AS OF JUNE 30, 2021;CONSOLIDATED MERGER FINANCIAL STATEMENTS OF IRSA AND IRSA PC AS OF JUNE 30, 2021; AND SUPERVISORY COMMITTEE’S AND AUDITOR’S REPORTS. CONSIDERATION OF PRELIMINARY MERGER AGREEMENT BETWEEN IRSA PC AND IRSA DATED SEPTEMBER 30, 2021 AND FURTHER RELATED DOCUMENTS, AUTHORIZATIONS AND DELEGATIONS OF POWERS. APPOINTMENT OF IRSA’S REPRESENTATIVES OR AGENTS WHO SHALL EXECUTE AND DELIVER THE FINAL MERGER AGREEMENT.
3.
AMENDMENT TO ARTICLE TWELVE (BOARD OF DIRECTORS) OF THE BYLAWS.
4.
CONSIDERATION OF INCREASE IN THE AMOUNT OF THE GLOBAL NOTE PROGRAM FOR THE ISSUANCE OF SIMPLE, NON-CONVERTIBLE NOTES, SECURED OR NOT, OR GUARANTEED BY THIRD PARTIES, FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 600,000,000 (SIX HUNDRED MILLION US DOLLARS) (OR ITS EQUIVALENT IN ANY OTHER CURRENCY), THE CREATION OF WHICH WAS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2017, AND THE INCREASE IN THE AMOUNT OF WHICH WAS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 30, 2019, BY AN ADDITIONAL AMOUNT OF UP TO USD 150,000,000 (ONE HUNDRED FITFY MILLION U.S. DOLLARS) (OR ITS EQUIVALENT IN OTHER CURRENCIES OR UNITS OF VALUE).
5.
CONSIDERATION OF (I) DELEGATION ON THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE INCREASE AND/OR REDUCTION IN THE PROGRAM’S AMOUNT, AND DETERMINE ANY TERMS AND CONDITIONS OF THE PROGRAM OTHER THAN THOSE EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (II) RENEWAL OF POWERS FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE INCREASE IN THE PROGRAM’S AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THE ARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE INCREASE IN THE PROGRAM’S AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.
6.
AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
7.
CONSIDERATION OF THE STOCK CAPITAL INCREASE FOR A PAR VALUE OF ARS 152,158,215 (ARGENTINE PESOS ONE HUNDRED FIFTY-TWO MILLION ONE HUNDRED FIFTY EIGHT THOUSAND TWO HUNDRED FIFTEEN), THROUGH THE ISSUANCE OF 152,158,215 COMMON BOOK-ENTRY SHARES OF $ 1 PAR VALUE EACH AND ENTITLED TO ONE VOTE PER SHARE, ENTITLED TO RECEIVE DIVIDENDS PARI PASSU TOGETHER WITH THE SHARES OUTSTANDING AS OF THE TIME OF ISSUANCE, FOR PURPOSES OF IMPLEMENTING THE EXCHANGE VALUE AS ARISE FROM THE MERGER. AUTHORIZATIONS FOR THE FILING OFFER’S REQUEST AND LISTING OF THE REFERRED SHARES WITH THE CONTROLLING AUTHORITIES THAT MAY CORRESPOND. DELEGATIONS OF THE POWERS FOR THE STOCK CAPITAL INCREASE’S IMPLEMENTATION.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 19, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets